RECEIVED
2005 FEB -4 A 10:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

21st January, 2005.

Attn: Filing Desk - Stop 1-4



SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 19th January 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 21st January 2005, confirming that M&G Investment Managers Ltd has notified the Company that Prudential plc and certain of its subsidiary companies have increased their interests in EMI Group plc Ordinary Shares of 14p each to 32,534,610 shares, being 4.119% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/05

Company Announcements Office,
London Stock Exchange.

21st January, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by M&G Investment Management Ltd, in a letter dated and received by fax on 21st January 2005, that Prudential plc and certain of its subsidiary companies have increased their holding in EMI Group plc Ordinary Shares of 14p each and, as at 20th January 2005, had an interest in 32,534,610 shares, being 4.119% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231